EXHIBIT 12.1

AMC ENTERTAINMENT INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Pro Forma Actual Quarter 13 weeks ended July 1, 2004	Actual Quarter 13 weeks ended July 1, 2004	(restated) Actual Quarter 13 weeks ended July 3, 2003	Pro Forma Actual Year 52 weeks ended April 1, 2004	Actual Year 52 weeks ended April 1, 2004	(restated) Actual Year 53 weeks ended April 3, 2003	(restated) Actual Year 52 weeks ended March 28, 2002	(restated) Actual Year 52 weeks ended March 29, 2001	Actual Year 52 weeks ended March 30, 2000
	(In thousands, except ratios)
EARNINGS
Earnings (loss) before income taxes from continuing operations	$20,763	$29,788	$21,291	$(31,983)	$4,117	$(18,462)	$(3,353)	$(135,087)	$(81,247)
Add: Fixed charges (below)	55,499	46,474	45,861	221,150	185,050	182,021	141,693	157,606	136,856
Depreciation on capitalized interest	358	358	314	1,422	1,422	1,239	1,214	1,107	845
Less: Interest capitalized (below)	(202)	(202)	(1,475)	(2,658)	(2,658)	(4,095)	(2,677)	(4,186)	(7,899)
Undistributed (income) loss—Joint Ventures	—	—	—	—	—	(44)	29	2,970	2,065

Earnings for ratio	76,418	76,418	65,991	187,931	187,931	160,659	136,906	22,410	50,620

FIXED CHARGES:
Interest on borrowings	25,032	16,007	15,494	103,063	66,963	65,585	48,015	64,347	54,088
Interest on capital and financing lease obligations	2,506	2,506	2,805	10,754	10,754	12,215	12,745	12,653	8,615
Interest capitalized	202	202	1,475	2,658	2,658	4,095	2,677	4,186	7,899
Estimated interest portion of rental expense(1)	27,759	27,759	26,087	104,675	104,675	100,126	78,256	76,420	66,254

Fixed Charges	55,499	46,474	45,861	221,150	185,050	182,021	141,693	157,606	136,856

FIXED CHARGES IN EXCESS OF EARNINGS	$—	$—	$—	$33,219	$—	$21,362	$4,787	$135,196	$86,236

RATIO OF EARNINGS TO FIXED CHARGES	1.4	1.6	1.4	—	1.0	—	—	—	—

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of computing this ratio, earnings consist of earnings (loss) from continuing operations before income taxes, plus fixed charges (excluding capitalized interest), amortization of capitalized interest, and undistributed equity in losses of joint ventures. Fixed charges consist of interest expense, interest capitalized and one-third of rent expense on operating leases, estimated by the Company to be representative of the interest factor attributable to such rent expense.

(1)
Used one-third of rent expense on operating leases.